GREENPOWER MOTOR COMPANY INC.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

February 23, 2026

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re: GreenPower Motor Company Inc. (the "Company") Registration Statement on Form F-1 File No. 333-293565

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective on Wednesday, February 25, 2026 at 4:30 p.m. (Eastern Time), or as soon thereafter as may be practicable.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

GREENPOWER MOTOR COMPANY INC.

/s/ Michael Sieffert

Michael Sieffert
Chief Financial Officer